SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                   Report for the Month of May, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                             957 Buckingham Avenue
                                    Slough
                                   Berkshire
                                    SL1 4NL
                                    ENGLAND
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) 1st Quarter Results










                              Xenova Group plc
                           First Quarter Results 2003

Slough, UK, 8 May, 2003 - Xenova Group plc (Nasdaq NM: XNVA; London Stock
Exchange: XEN) today announced its results for the quarter ended 31 March 2003.

Year to Date Highlights

   - TA-CD: patient dosing begins in Phase IIa cocaine administration trial

   - TA-CIN/TA-HPV: clear clinical responses in a "prime-boost" Phase IIa clinical trial targeting HPV associated AGIN

   - Tariquidar (XR9576): temporary suspension of new patient enrolment to Phase III clinical trials

   - Vaccines of addiction (TA-NIC & TA-CD): buyout of residual interests from ImmuLogic

   - Revenue recognised in quarter of GBP2.1m ($3.3m) (2002: GBP2.8m ($4.4m))

   - Cash, short term deposits and investments GBP12.9m ($20.4m) at 31 March 2003 (2002: GBP17.1m ($27.0m))

Commenting, Chief Executive Officer, David Oxlade said:"We await with interest the outcome of the DSMC's interim safety and efficacy analysis of our lead product, tariquidar. In the meantime, the first quarter has seen good progress throughout the rest of our broad pipeline which now has one Phase III, two Phase II and four Phase I drug candidates in clinical development, supported by a further eight programmes at various stages of research."

Contacts:
UK:                                        US:
Xenova Group plc                           Trout Group/BMC Communications
Tel: +44 (0)1753 706600                    Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer    Press: Brad Miles (Ext 17)
Daniel Abrams, Group Finance Director      Lauren Tortorete (Ext 20)
Jon Davies, Corporate Communications       Investors: Jonathan Fassberg (Ext 16)
                                           Lee Stern (Ext 22)
Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell

Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Quarterly Review- Product Pipeline Update

Cancer - Tariquidar Multi-drug resistance (MDR) programme
Tariquidar entered two pivotal Phase III clinical trials in June 2002. In each trial it is being used as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The temporary suspension of new recruitment to these trials announced on 21 February 2003 was made at the request of the Data Safety Monitoring Committee (DSMC) pending the completion of the planned interim safety and efficacy analysis. The DSMC recommended that further recruitment of new patients to the trials be halted until all patients currently enrolled had been followed for a minimum of three months. Importantly, the DSMC confirmed that there were no new toxicities seen related to tariquidar and the toxicities that have been observed are the same as those frequently seen with the same cytotoxic drugs when used without tariquidar. The DSMC stated that the patients already enrolled in the trials (circa 300) should continue to be treated and followed according to the protocol. The DSMC also recommended that the data from these two pivotal Phase III studies remain blinded to Xenova and QLT so that the data remains eligible for submission to the regulatory authorities in due course.

During the intervening period, the DSMC will assess the level of clinical benefit seen in the current patient pool and compare it against the increased level of toxicities already noted. The DSMC is expected to report its findings by mid-year, with recommendations as to how the trials should proceed. Xenova will publish these recommendations immediately they become available. A Phase IIb trial in chemo-refractory breast cancer underway at MD Anderson, Texas, is continuing and was not affected by the DSMC recommendations.

Tariquidar was granted fast track status by the US Food and Drug Administration
(FDA) in October 2002. On successful completion of the Phase III programme, it is anticipated that QLT will file for approval of tariquidar in North America for use in combination with first-line chemotherapy in advanced NSCLC by the end of 2005 and Xenova will file for marketing approval in Europe. Xenova retains substantially all rights to commercialise tariquidar in Europe and the Rest of the World, and we intend to establish further collaborations in order to maximise the value of this potentially first-in-class drug.


Cancer - Therapeutic Vaccines
Xenova is making significant progress in its development of therapeutic vaccines for cancer. On 14 April 2003, the Company announced the results of an open label, physician-sponsored Phase II 'prime-boost' study, targeting the treatment of human papillomavirus (HPV) associated ano-genital intraepithelial neoplasia
(AGIN) using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines.

TA-HPV is an immunotherapeutic vaccine which is being developed for use alongside surgery in the treatment of cervical cancer and for the treatment of high-grade AGIN. TA-CIN is a recombinant fusion protein, designed as a treatment for women with cervical dysplasia. Pre-clinical studies, conducted by Xenova in conjunction with scientists at Leiden University Medical Centre, The Netherlands, demonstrated that use of TA-CIN together with TA-HPV resulted in an immune response that was significantly greater than that observed with either product alone.

The Phase II 'prime-boost' study began in October 2001, and was carried out on 29 patients at three centres in the UK. The results of this study indicated that a prime boost strategy, using a combination of Xenova's TA-CIN and TA-HPV candidate therapeutic vaccines, was both safe and well tolerated and demonstrated clear clinical responses, even in women with long-standing disease. Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response (confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study. Assessment of clinical and immunological responses is ongoing and additional follow-up visits are planned to see whether patients with a partial response go on to complete response. The responses seen during the initial stages of the immunisation regimen were particularly encouraging, and indicated that further development is warranted.

Vaccines of addiction
On 15 January 2003, Xenova announced that it had reached an agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") to buy out all remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC. Under the terms of the agreement, ImmuLogic waived the rights to all future payments from Xenova relating to the two vaccine programmes in return for a payment of US$1m. In order to fund the buyout of ImmuLogic's interests, Xenova raised GBP680,000 (before expenses) through the placing for cash of 1,766,235 new ordinary shares of 10 pence each.

TA-CD represents a completely new approach to the treatment of cocaine addiction by way of immune intervention and it is intended for use alongside a behavioural therapy programme in patients who are trying actively to overcome their cocaine addiction.

The objective of vaccination with TA-CD is to reduce the euphoria obtained by the individual, thus diminishing the reinforcing effects of cocaine and increasing the likelihood of a successful attempt to quit. Currently, there is no effective pharmacotherapy available for the approximately 900,000 individuals in the USA each year who seek medical help with respect to their cocaine addiction.

The start of a Phase IIa cocaine administration trial was announced on 14 April 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD is determined by comparing findings from before and after a four-dose immunisation course.

This study is also being funded, in part, by the National Institute on Drug Abuse (NIDA), which recognises cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this programme.

Other Programmes
Research and development continued throughout the first quarter for the Group's other programmes, and includes a Phase I trial in melanoma for the vaccine DISC-GMCSF and a Phase I trial for the anti-nicotine vaccine, TA-NIC. Xenova's research pipeline includes programmes such as those for PAI-1 inhibition in the treatment of cancer and cardiovascular disease, and multi-drug resistance protein (MRP) inhibition in the treatment of cancer.


Quarterly Review - Publications Update

9th Annual Meeting of the Society on Nicotine and Tobacco, 19-22 February, New Orleans, USA

In February, Xenova presented the results of the first clinical study of TA-NIC, the Company's novel vaccine designed for the treatment of nicotine addiction. The results (originally reported in June 2002) showed the vaccine to be safe and well tolerated both systemically and locally in the 60 smokers and non-smokers who took part in the trial, and that the vaccine generated a specific anti-nicotine response. This is the first time such a vaccine has been tested in man.

94th Annual Meeting of the American Association of Cancer Research (AACR) 5-9th April, Toronto, Canada

Following the cancellation of the AACR, as a result of safety concerns over the Severe Acute Respiratory Syndrome (SARS) outbreak, Xenova has announced details of the eight poster presentations it had had accepted for presentation at the meeting. Three of these related to Xenova's research into Multi-drug Resistance
(MDR) with two posters to be presented on tariquidar (XR9576) and one on XR12890, which is a novel potent modulator of multi-drug resistance protein
(MRP1).

The remaining five posters related to continuing research in Xenova's programme focusing on the action of novel DNA targeting agents XR5944 and XR11576, both of which are the subject of a North American licensing agreement with Millennium Pharmaceuticals Inc. Three of the posters related to the research into the mechanism of action of XR5944, and one on the role of topoisomerase I and II in the mechanism of action of XR11576. The final poster related to the cellular characterisation and differentiation of XR5944 and XR11576. The abstracts of all eight posters are now available from the "Proceedings of the 94th AACR: Vol 44, 2003".


Financial Summary

Operating Performance
In the three months to 31 March 2003, the Group's revenues recognised from licensing agreements, strategic partnerships and manufacturing outsourcing were GBP2.1m ($3.3m) (2002: GBP2.8m ($4.4m)).

In accordance with the Group's revenue recognition policy, of the GBP6.9m ($10.9m)received from QLT in 2001 as part of the tariquidar licensing agreement, GBP0.8m($1.3m) was included in the quarter to 31 March 2003, with a further GBP3.1m($4.8m) being deferred to future periods. Contract development revenue of GBP0.9m($1.4m) was recognised in Q1 2003 in respect of the ongoing Millennium collaboration on the novel DNA targeting agents. Other revenue included GBP0.4m ($0.6m) in respect of ongoing contract vaccine manufacturing.

Total net operating expenses have reduced from GBP5.6m ($8.8m) in the first quarter of 2002 to GBP4.8m ($7.5m) in the first quarter of 2003.

Research and development expenditure of GBP4.5m ($7.1m) is some GBP0.2m ($0.3m) higher than the first quarter of 2002 (GBP4.3m ($6.8m)). Under the terms of the licensing agreement with Millennium Pharmaceuticals Inc, contract development costs of GBP0.9m ($1.4m) have been recovered in the first quarter. The administrative expenses (excluding the amortisation of goodwill) declined to GBP1.0m ($1.6m) (2002: GBP1.2m ($1.8m)). The subletting of excess facilities reduced net operating expenses by GBP0.1m ($0.2m) in the first quarter
(2002: GBP0.2m ($0.3m)).

Of the total administrative expenses for the three months to 31 March 2003 of GBP1.3m ($2.1m), GBP0.3m ($0.5m) relates to the amortisation, over a 10-year period, of the goodwill in respect of the acquisition of Cantab in 2001.

The lower net interest income reflects the reduced cash and short-term deposits balance held throughout the three months to 31 March 2003.

The net loss per share in Q1 was 1.9p (2002: 2.3p).

Cash, short-term deposits and investments
Cash, short-term deposits and investments at 31 March 2003 totalled GBP12.9m ($20.4m) (2002: GBP17.1m ($27.0m)). The Group held cash of GBP1.0m ($1.6m) and short-term deposits and investments of GBP11.9m ($18.8m) at 31 March 2003 (2002: cash GBP3.3m ($5.2m), short-term deposits and investments GBP13.8m ($21.8)).

Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc. As at 31 March 2003 the share price was $8.01 valuing the investment held at GBP0.5m ($0.8m). This is in line with the valuation at 31 December 2002.

Share capital
On 15 January 2003, the Group announced that it had reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust ("ImmuLogic") under which Xenova has bought out the remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova's development stage vaccine programmes, TA-CD and TA-NIC, for GBP621,000 (US$1.0m).

In order to fund the buyout of ImmuLogic's interests, Xenova raised GBP680,000, before expenses, through the placing for cash of 1,766,235 new ordinary shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company's issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share.

The number of shares in issue stood at 174.5 million as at 31 March 2003.

The Directors do not currently propose a dividend for 2003 (2002: nil).


                                     -ends-



Consolidated Profit and Loss Account (unaudited)

                                                   Three months ended
                                           Unaudited    Unaudited    Unaudited
                                            31 March     31 March     31 March
                                                2003         2003         2002
                                                $000       GBP000       GBP000

                                              ______       ______       ______
Turnover (including share of joint venture)    3,348        2,118        2,789

Less: share of joint venture revenue              (5)          (3)         (26)
                                              ______       ______       ______
Turnover                                       3,343        2,115        2,763

Operating expenses
Research and development costs                (7,089)      (4,485)      (4,290)

Administrative expenses                       (1,598)      (1,011)      (1,168)

Administrative expenses: amortisation of
goodwill                                        (461)        (292)        (293)

                                              ______       ______       ______
Total administrative expenses                 (2,059)      (1,303)      (1,461)
                                              ______       ______       ______
Other operating income                           169          107          184
                                              ______       ______       ______
Total net operating expenses                  (8,979)      (5,681)      (5,567)
                                              ______       ______       ______
Group operating loss                          (5,636)      (3,566)      (2,804)

Share of operating loss of joint
venture                                          (51)         (32)         (32)
                                              ______       ______       ______
Total operating loss: Group and share of
joint venture                                 (5,687)      (3,598)      (2,836)

Interest (net)                                   251          159          173
Amounts written off investments                   (6)          (4)      (1,033)
                                              ______       ______       ______
Loss on ordinary activities before
taxation                                      (5,442)      (3,443)      (3,696)

Tax on loss on ordinary activities               237          150          451
                                              ______       ______       ______
Loss on ordinary activities after
taxation                                      (5,205)      (3,293)      (3,245)
                                              ______       ______       ______

Loss per share (basic and diluted)             (3.0c)        (1.9p)       (2.3p)

Shares used in computing net loss per
share (thousands)                            174,534      174,534      139,057




US Dollar amounts have been translated at the closing rate on 31 March 2003 (GBP1.00: $1.5805) solely for information.



Condensed Consolidated Balance Sheet (unaudited)

                                           Unaudited    Unaudited    Unaudited
                                               As at        As at        As at
                                            31 March     31 March     31 March
                                                2003         2003         2002
                                                $000       GBP000       GBP000

                                              ______       ______       ______

Cash, short-term deposits and investments     20,426       12,924       17,082

Other current assets                           6,564        4,153        4,457

Fixed assets (including goodwill)             23,109       14,621       19,789
                                              ______       ______       ______

Total assets                                  50,099       31,698       41,328
                                              ______       ______       ______

Current liabilities (including provisions
& deferred income)                           (12,309)      (7,788)     (14,713)

Shareholders' equity                         (37,790)     (23,910)     (26,615)
                                              ______       ______       ______

Total liabilities and shareholders' equity   (50,099)     (31,698)     (41,328)
                                              ______       ______       ______





US Dollar amounts have been translated at the closing rate on 31 March 2003 (GBP1.00: $1.5805) solely for information.



Notes to the Statement

Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2002 Annual Report and Accounts. The 2002 Annual Report and Accounts received an unqualified auditor's report and will be delivered to the Registrar of Companies.

Going concern

Xenova is an emerging pharmaceutical company and expects to have an ongoing funding requirement until products are commercialised. A substantial part of the Group's cash requirements are of an investment nature and have a large discretionary element. The Directors have a reasonable degree of confidence that the Group can secure funding to enable it to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on the going concern basis. Should the sources of funding not be available, the Directors will take action to curtail discretionary expenditure to conserve cash resources.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 8 May 2003